Echo Resources, Inc.
                     500 Australian Avenue South, Suite 700
                         West Palm Beach, Florida 33401


                                        November 19, 2008



Joana Lam
Division of Corporate Finance
United States Securities and Exchange Commission
100 F  Street, N.E.
Washington, DC 20549-7010

        RE: Echo Resources, Inc.
            Form 10-KSB /Amendment 2 for the Fiscal Year Ended December 31, 2007; Filed on September 25, 2008
            File No. 000-26703


Dear Ms. Lam:

This correspondence is in response to your letter of October 8, 2008 pertaining to the above referenced filing.

1.   General.

In response to General Comment 1, we are responding to each closing point listed in your July 21, 2008 comment letter as per your request. We acknowledge that:

          (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing;
          (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


2.   ITEM 8A. Controls and Procedures, page 9

Our management has concluded that our disclosure controls and procedures were not effective as of the end of the last fiscal year because information required to be disclosed by us was not recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms including that we failed to provide our report on internal control over financial reporting under Item 308 (T) of Regulation S-B.

This confirms that we will amend our report on Form 10KSB by filing Amendment 3 under Item 8A as follows:

ITEM 8A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

     We have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of December 31, 2007.

     Based on such evaluation, our management has concluded that our disclosure controls and procedures were not effective as of the end of the last fiscal year because information required to be disclosed by us was not recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms including that we failed to provide our report on internal control over financial reporting under Item 308 (T) of Regulation S-B.

     Management's Report on Internal Control Over Financial Reporting Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. Those rules define internal control over financial reporting as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

     1. Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
     2. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
     3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company's assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, the Company's management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, we believe that, as of December 31, 2007, the Company's internal control over financial reporting is effective based on those criteria.

     This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

     There have been no changes in our internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.


3. We have amended our filing to comply with Item 307 of Regulation S-B as per your request.

In connection with our Form 10 QSB for the quarter ended March 31, 2008, we have verified that the filing contains all required information and acknowledge that we will file all further quarterly reports on Form 10-Q [not 10Q-SB] as per your request.

Thank You in advance for your assistance with this matter.

Sincerely

                                        /s/Pieter DuRand
                                        Pieter DuRand
                                        Chief Executive Officer